Filed March 19, 2001

File No. 70-9855

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

Amendment No. 1 to

FORM U-1

DECLARATION

Under the

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_________________________________

Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904

(Name of company and top registered holding company
parent filing this statement and address of principal executive offices)

___________________________________

Kenneth M. Jasinski
Executive Vice President, General Counsel & Secretary
Energy East Corporation
P.O. Box 12904
Albany, NY 12212-2904

(Name and address of agent for service)

__________________________________

The Commission is requested to send copies of
all notices, orders and communications in
connection with this Declaration to:

Frank Lee, Esq. Huber Lawrence & Abell 605 Third Avenue New York, New York 10158 Telephone: (212) 682-6200	Adam Wenner, Esq. Vinson & Elkins LLP The Willard Office Building 1455 Pennsylvania Avenue, NW Washington, D.C. 20004-1008 Telephone: (202) 639-6500

       The Form U-1 Declaration in this proceeding originally filed with the Securities and Exchange Commission on February 23, 2001, is hereby amended and restated in its entirety as follows:

       Energy East Corporation ("Energy East"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), files this Form U-1 Declaration, as amended (the "Declaration") to obtain approval to solicit the proxies of the holders of common stock of Energy East.

Item 1.       Description of Proposed Transaction.

       Energy East, RGS Energy Group, Inc. ("RGS"), a New York corporation and exempt holding company under the Act, and Eagle Merger Corp. ("Merger Sub"), a New York corporation which, immediately prior to the effective time of the Merger (as defined below), shall be a wholly-owned subsidiary of Energy East, have entered into an Agreement and Plan of Merger, dated as of February 16, 2001 (the "Merger Agreement"), which provides for the merger of RGS into Merger Sub ("Merger"), with Merger Sub as the surviving corporation in the Merger. On February 20, 2001, Energy East and RGS jointly issued a press release, a copy of which has been previously filed and incorporated herein by reference, announcing the proposed Merger and related information.

       Under the terms of the Merger Agreement, Energy East and RGS each have agreed to convene a meeting of their shareholders for the purpose of obtaining required shareholder approvals relating to the Merger. Energy East will seek to obtain approval of the issuance of Energy East common stock in connection with the Merger by the affirmative vote of a majority of the votes cast by holders of Energy East common stock, where the total vote cast represents over 50% in interest of all securities entitled to vote. RGS will seek to obtain approval of the Merger by the affirmative vote of a majority of all outstanding shares of RGS common stock.

       On March 16, 2001, the preliminary proxy materials of Energy East and RGS, including the solicitation letters to their shareholders and the joint proxy statement/prospectus, was filed with the Commission and is filed as Exhibit B hereto.

       Energy East and RGS currently intend to hold their shareholder meetings in the middle of 2001. Energy East and RGS intend to mail definitive proxy materials to their respective shareholders at least 30 days prior to the shareholder meetings that will be held in connection with the proposed Merger. In order for Energy East to provide its shareholders with the proxy materials in a timely manner, Energy East respectfully requests that the Commission grant it authority to provide its shareholders with the proxy solicitation materials in their final form (the "Solicitation") as soon as practicable, and in any event, no later than April 15, 2001. At a later date, Energy East and RGS plan to file an Application/Declaration on Form U-1 requesting authority to consummate the Merger and related transactions.

Item 2.        Fees, Commissions and Expenses.

       The estimate of the approximate amount of fees and expenses payable in connection with the proposed Solicitation is as follows:

Counsel fees Proxy solicitation firm Printing expenses Miscellaneous and incidental expenses	$ 15,000 20,000 320,000 15,000
TOTAL	$370,000

Item 3.        Applicable Statutory Provisions.

       Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. Rule 62 under the Act provides that no such solicitation shall be made except pursuant to a Declaration with respect to such solicitation which has become effective. This Declaration is being filed by Energy East with respect to the proposed Solicitation in accordance with Rule 62.

       This filing is also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of financing the acquisition of an "exempt wholesale generator" ("EWG"), or to guaranty the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

       Rule 53(a)(1): Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if that holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." Immediately following the Merger, Energy East's "aggregate investment" in EWGs and FUCOs will be approximately $25 million, or approximately 0.3% of Energy East's "consolidated retained earnings" at December 31, 2000 (approximately $918 million) .

       Rule 53(a)(2): Energy East has complied and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. Specifically, Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

       Rule 53(a)(3): As required by Rule 53(a)(3), no more than 2% of the employees of New York State Electric & Gas Corporation, The Southern Connecticut Gas Company, Maine Natural Gas, L.L.C., Central Maine Power Company, Maine Electric Power Company, Inc., NORVARCO, Connecticut Natural Gas Corporation and The Berkshire Gas Company ("Utility Subsidiaries") will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

       In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

Item 4.        Regulatory Approval.

       No state regulatory authority and no federal regulatory authority, other than the Commission, has jurisdiction over the proposed Solicitation.

Item 5.        Procedure.

       It is requested that the Commission issue and publish as soon as reasonably practicable, and in any event no later than April 15, 2001, a notice with respect to the filing of this Declaration and, concurrently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective.

       No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.        Exhibits and Financial Statements.

* Exhibit A	Joint Press Release
** Exhibit B	Preliminary Proxy Materials of Energy East and RGS, including the Joint Proxy Statement/Prospectus
* Exhibit C	Opinion of Counsel
* Exhibit D	Form of Notice
* Previously filed ** Incorporated herein by reference

Item 7.        Environmental Effects.

       The proposed Solicitation does not involve major Federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.

SIGNATURES

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to be duly signed on its behalf by the undersigned thereunto duly authorized.

ENERGY EAST CORPORATION

By: /s/Robert D. Kump
       Robert D. Kump
       Vice President and Treasurer

Date:   March 19, 2001